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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: September 30, 1998
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Carey       William      P.               Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              Carey Diversified LLC               (Month/Day/Year)
     (Last)     (First)     (Middle)          1/2/98                     ------------------------------------
    525 Park Avenue                        ----------------------------  5. Relationship of Reporting        7. Individual or
----------------------------------------   3. IRS or Social Security          Person to Issuer                  Joint/Group
             (Street)                         Number of Reporting           (Check all applicable)              Filing Check
                                              Person (Voluntary)           X   Director   ----- 10% Owner       Applicable Line)
    New York, NY 10021                                                     X   Officer    ----- Other (specify  --Form filed by one
--------------------------------------     ----------------------------  (give title below)     below)            Reporting Person
      (City)      (State)      (Zip)                                                                            --Form filed by
                                                                           Chairman of Board                    more than One
                                                                           Chairman of Executive Committee      Reporting Person
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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    Listed Shares                                 2,922                          D
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    Listed Shares                                18,570                          I                           By W.P. Carey & Co.,
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                                                                                                             Inc. a corporation in
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                                                                                                             which Mr. Carey is the
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                                                                                                             majority shareholder
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    Listed Shares                                17,171                          I                           Owned by Carey
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                                                                                                             Corporate Prop. Inc. a
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                                                                                                             corporation in which
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                                                                                                             Mr. Carey is the
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                                                                                                             majority shareholder
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    Listed Shares                                 5,539                           I                          "Seventh Carey
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                                                                                                             Corporate Property,
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                                                                                                             Inc. a corporation
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                                                                                                             which Mr. Carey is
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                                                                                                             majority shareholder"
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    Listed Shares                                 6,955                           I                          "Eighth Carey Corporate
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                                                                                                             Property, Inc."
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    Listed Shares                                 5,263                           I                          "Ninth Carey Corporate
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                                                                                                             Property, Inc."
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    Listed Shares                               661,718                           I                          Owned by Carey
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                                                                                                             Management LLC, a
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                                                                                                             limited liability Co.
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                                                                                                             in which Mr. Carey is
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                                                                                                             the majority
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                                                                                                             shareholder
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (7/96)


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date

Note. File three copies of this Form, one of which must be manually signed.                                           Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                                             SEC 1473 (7/96)
